September 25, 2023

Via Edgar Transmission Ms. Jennifer López Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 1 to Registration Statement on Form F-1 Filed June 30, 2023 File No. 333-272136

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 17, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1 filed June 30, 2023

Prospectus Summary

The Offering, page 12

1.	Please revise your disclosure here and throughout your registration statement to discuss the lock-up agreement in the context of the Resale Prospectus, if any.

Response: We respectfully advise the Staff that the Selling Shareholder may sell her Ordinary Shares pursuant to the Resale Prospectus upon the expiration of her lock-up period. We have clarified our disclosure on page 12, 30 and 94.

Exhibit Index, page II-4

2.	We note your disclosure that Shiu Wing Joseph Chow, Kean Tat Che and Josephine Yan Yeung will serve as directors following effectiveness of this registration statement. Please file the consents required by Rule 438 of the Securities Act.

Response: We respectfully advise the Staff that we have filed as exhibits the independent director consents.

3.	Please have counsel revise the legal opinion to state that the 350,000 shares included in the Public Offering Prospectus are validly issued, fully paid and non-assessable. In this regard, it appears that the Resale Shares referenced in the opinion only refer to the “1,250,000 Ordinary Shares which are presently issued and outstanding.”

Response: We respectfully advise the Staff that we have filed the revised legal opinion as Exhibit 5.1

General

4.	We note your revised disclosure on the Resale Prospectus cover page that “[a]ny shares sold by the Selling Shareholder until our Ordinary Shares are listed or quoted on an established public trading market will take place at $[*] . . . .” Please revise your disclosure to ensure consistency. In this regard, we note your disclosure at the end of such paragraph that “[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq.” Please revise your disclosure accordingly to clarify that sales will not occur until after the completion of your initial public offering. Make conforming changes in your risk factor entitled “The offering price of our ordinary shares offered in the Resale Prospectus Resale is fixed” on page 29.

Response: We respectfully advise the Staff that we have revised the disclosures in relation to the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com